Exhibit 2.2

April 11, 2006

First Quantum Minerals Ltd.
8th Floor, 543 Granville Street
Vancouver, BC
V6C 1X8

Attention: Philip K.R. Pascall

Dear Sir:

This letter will confirm that I have been advised that, subject to my delivering this letter, First Quantum Minerals Ltd. (the “Offeror”) has agreed to enter into a support agreement (the “Support Agreement”) with Adastra Minerals Inc. (the “Company”), providing, among other things, for the terms upon which the Offeror will amend its take-over bid for all of the issued and outstanding common shares (the “Common Shares”) of the Company in order to increase the consideration offered to, at the election of each holder of Common Shares: (a) Cdn.$2.92 in cash per Common Share; or (b) one common share of the Offeror and Cdn.$0.265 in cash for every 14.76 Common Shares, subject in each case to pro ration (as amended from time to time in accordance with the terms of the Support Agreement, the “Offer”).

This will confirm that I hold ___________ Common Shares in the capital of the Company and ___________ options to acquire Common Shares (together, the “Subject Shares”). This will further confirm that I will, as soon as practicable and in any event prior to April 18, 2006, determine, with the assistance of my legal counsel, whether I am legally permitted to tender the Subject Shares to the Offer.

In the event that I determine that I am legally permitted to tender the Subject Shares to the Offer, either directly or indirectly through putting appropriate, commercially reasonable, arrangements in place in accordance with legal requirements, I will, on or before April 18, 2006, enter into an agreement with the Offeror, such agreement to be in form and substance satisfactory to me and to the Offeror, in each case acting reasonably, to tender and not withdraw, or cause to be tendered and not withdrawn, the Subject Shares to the Offer.

In the event that I determine in good faith, and on the advice of legal counsel, that I am not legally permitted to tender the Subject Shares to the Offer, either directly or indirectly through putting appropriate, commercially reasonable, arrangements in place in accordance with legal requirements, I will not, at any time while the Offer remains outstanding, option, sell, transfer or otherwise convey any of the Subject Shares, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing.

I expressly reserve the right to terminate my obligations in this letter, such termination to be effective upon written notice to the Offeror (in which event this letter will no longer be binding on me in any manner whatsoever):

(i)	if the terms on which the Offer, as amended, is made do not conform with their description in the Support Agreement;

(ii)	if the Offeror does not take up and pay for Common Shares under the Offer on or prior to May 11, 2006;

(iii)	if the board of directors of the Company determines to recommend an alternative transaction to the Offer or withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to the Offeror; or

(iv)	if the Support Agreement is terminated in accordance with its terms.

Any notice to be given by me in relation to this letter may be delivered to the above address or sent by fax to +62 8 9316 2329. Any notice the Offeror wishes to send to me in relation to this letter may be sent to me care of the Company’s head office.

Yours truly,

[Name]

ACCEPTED AND AGREED TO this 11th day of April, 2006

FIRST QUANTUM MINERALS LTD.

By: _________________________________
        Name:
        Title:

By: _________________________________
        Name:
        Title:

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